                                                                    Exhibit 12.1

                               ALLEN TELECOM INC.
     RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                                                                                                           Nine Months Ended 9/30/01
                                                                                                           -------------------------
                                                1996       1997        1998         1999        2000       Actual        As Adjusted
                                               -------    -------     -------      -------     -------     -------       -----------
                                                            (in thousands, except ratio amounts)
Pretax income (loss) from continuing
      operations                               $46,526    $46,713     $(8,554)     $(5,412)    $18,374     $ 2,847
Add: Fixed charges                               5,260      6,398      10,083       11,458      12,962       9,868
Less: Interest capitalized                          --       (220)       (286)          --          --          --
      Preference security dividends                 --         --          --           --          --          --
                                               -------    -------     -------      -------     -------     -------       -----------
Adjusted Earnings                              $51,786    $52,891     $ 1,243      $ 6,046     $31,336     $12,715
                                               -------    -------     -------      -------     -------     -------       -----------

Fixed Charges:
--------------
Interest expensed                              $ 3,773    $ 4,505     $ 8,276      $ 9,632     $11,022     $ 8,208
Interest capitalized                                --        220         286           --          --          --
Amortized expenses related to debt                 187        140         221          359         293         245
Interest with rental expense                     1,300      1,533       1,300        1,467       1,647       1,415
Preference security dividends                       --         --          --           --          --          --
                                               -------    -------     -------      -------     -------     -------       -----------
     Total Fixed Charges                       $ 5,260    $ 6,398     $10,083      $11,458     $12,962     $ 9,868
                                               -------    -------     -------      -------     -------     -------       -----------

Ratio of earnings to combined fixed charges        9.8x       8.3x          *            *         2.4x        1.3x
  and preferred stock dividends

* For the years ended December 31, 1998 and 1999, earnings were not sufficient to cover combined fixed charges and preferred stock dividends. Additional earnings of approximately $8,840 and $5,412 for the years ended December 31, 1998 and 1999, respectively, would have been required to achieve a ratio of 1.0.